Exhibit 99.1

Brookfield Asset Management Closes Transaction to Broaden Shareholder
Ownership and Enhance Index Eligibility

NEW YORK, Feb. 4, 2025 – Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) and Brookfield Corporation (NYSE: BN, TSX: BN) today announced the completion of the previously-announced arrangement to enhance BAM’s corporate structure and broaden shareholder ownership (the “Arrangement”).

In the transaction, BAM acquired approximately 73% of the outstanding common shares of Brookfield’s asset management business, from BN in exchange for 1,194,021,145 newly-issued Class A Limited Voting Shares (“Class A Shares”) of BAM, on a one-for-one basis. As a result, today BAM has a total of 1,637,198,026 Class A Shares issued and outstanding, of which BN retains an approximately 73% interest. Based on BAM’s closing price on the NYSE on February 3, 2025 of $58.19, the company’s market capitalization is $95.3 billion.

The Arrangement was approved by BAM shareholders at a special meeting held on January 27, 2025. The Supreme Court of British Columbia issued a final order approving the Arrangement on January 30, 2025.

Connor Teskey, President of BAM, said: “This transaction paves the way for the stock’s inclusion in some of the most widely followed U.S. market indices, which should broaden our shareholder base and increase the liquidity of our shares.”

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About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager, headquartered in New York, with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for its clients, across economic cycles.

For more information, please visit BAM’s website at www.bam.brookfield.com or contact:

Media: Simon Maine Tel: +44 739 890 9278 Email: simon.maine@brookfield.com	Investor Relations: Jason Fooks Tel: (212) 417-2442 Email: jason.fooks@brookfield.com

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Angela Yulo Tel: (416) 943-7955 Email: angela.yulo@brookfield.com

Early Warning Disclosure

This press release is being issued pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”), which requires a report to be filed under BAM’s profile on SEDAR+ (www.sedarplus.com) containing additional information respecting the foregoing matters. BAM’s head office address is 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States.

BN has filed on SEDAR+ an early warning report in compliance with NI 62-103 to disclose changes in its ownership of securities of BAM as a result of the Arrangement.

BN holds Class A Shares for investment purposes. BN has no definitive plans or future intentions as of the date of this press release that relate to, or would result in, acquiring additional securities of BAM, disposing of securities of BAM, or any of the other actions enumerated in paragraphs (a) through (k) of Item 5 of BN’s early warning report filed on SEDAR+. BN will continue to review its investment alternatives and may acquire additional Class A Shares or other securities of BAM or may, subject to market conditions, applicable securities laws and other relevant factors, sell Class A Shares or other securities of BAM it now holds in the open market (where such a market exists) or in privately negotiated transactions to one or more persons in accordance with the provisions of applicable securities legislation.

For further information, including a copy of the corresponding report filed with Canadian securities regulators, please visit www.sedarplus.ca or contact the office of the Corporate Secretary of Brookfield Corporation at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, Telephone: (416) 363-9491.